UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________________

Blue Owl Capital Corporation II
(Name of Subject Company (Issuer))

Cox Capital General Partner, LLC
Cox Capital Partners Special Situations Fund, L.P.
Saba Capital Management GP, LLC
Saba Capital Management, L.P.
Saba Capital Tender SPV I, LLC
(Name of Filing Person (Offeror))

_______________________________

Common Stock, $0.01 par value per share
(Titles of Classes of Securities)

None
(CUSIP Number of Shares of Common Stock)

_______________________________

Cox Capital Partners
John Cox
1333 Race Street
Philadelphia, PA 19107
(484) 840-5281
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

_______________________________

With copies to:

George Silfen
Alston & Bird LLP
90 Park Avenue
New York, NY 10016
(212) 210-9415

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Cox Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Purchaser”) to purchase up to 8,000,000 shares of Common Stock, par value $0.01 per share (“Shares”) of Blue Owl Capital Corporation II (the “Company”) at a purchase price of $3.80 per Share (the “Offer Price”). The Company disclosed a dividend reinvestment plan issuance value of $8.19 per share as of February 24, 2026 on a Form 8-K filed on February 26, 2026 (the “DRP Value”). The Offer Price represents a 34.93% discount to an implied value per Share of $5.84, which is the difference of the DRP Value less the Company’s announced intention to return up to $2.35 per Share in cash in connection with a sale of some of the Company’s portfolio company investments announced on February 18, 2026 (the “Transaction Distribution”). The Purchaser is making the offer, and, following the completion of the offer, a portion of the Shares purchased is expected to be transferred to Saba Capital Tender SPV I, LLC, a Delaware limited liability company, (“Saba SPV”), which will beneficially own such Shares. Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated March 6, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit 99(a)(1)(i), and the related Assignment Form (the “Assignment Form”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit 99(a)(1)(ii).

Saba SPV is not directly participating in the Offer but is being named a bidder because it may be deemed to be acting as a co-purchaser in the tender offer because it expects to provide approximately 90 to 99% of the financing for the Offer and, following completion of the Offer, expects to receive beneficial ownership of a portion of the Shares purchased by the Purchaser. Cox Capital General Partner, LLC, a Delaware limited liability company (“Cox GP”), which serves as the investment adviser to the Purchaser, is being named as a bidder herein because it is deemed to control the Purchaser, but is otherwise not participating in the Offer. Saba Capital Management, L.P., a Delaware limited partnership (“Saba LP”), and Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”), are being named as bidders herein because they are deemed to control Saba SPV. The Purchaser, Saba SPV, Cox GP, Saba LP and Saba GP are collectively referred to herein as the “Offeror Group.”

All information included in the Offer to Purchase and the related Assignment Form are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit 99(a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is Blue Owl Capital Corporation II. The address of its principal executive office is 399 Park Avenue, New York, New York, and its telephone number is (212) 419-3000.

(b) Securities: The subject securities are shares of the Company’s shares of Common Stock. As of February 18, 2026, there were 115,293,883 Shares outstanding.

(c) Trading Market and Price: There is no established trading market for the Company’s Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: This Schedule TO is being filed by the Purchaser. The information set forth in Section 7 (“Certain Information Concerning Us”) in the Offer to Purchase and in Schedules A and B of the Offer to Purchase is incorporated herein by reference. See also Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Offer to Purchase and Price”), Section 2 (“Procedures for Tendering Shares”), Section 3 (“Amount of Tender”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Certain Conditions of the

Offer”), Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”), Section 9 (“Certain U.S. Federal Income Tax Consequences”), Section 10 (“Extension of the Offer; Termination; Amendment”), Section 11 (“Fees and Expenses”) and Section 12 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Offer to Purchase and Price”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 1 (“Offer to Purchase and Price”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 1 (“Offer to Purchase and Price”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Offer to Purchase and Price”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: Not applicable.

(c) Expenses: The information set forth in Section 11 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds: Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The information set forth in Section 11 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 8 (“Past Contacts, Transactions, Negotiations, and Agreements; Interest in the Securities of the Company”) and Section 12 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information: The information in the Offer to Purchase, the related Assignment Form, and Form of Notice of Withdrawal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) through (a)(1)(iii), respectively, are incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)*	Offer to Purchase, dated March 6, 2026.
(a)(1)(ii)*	Assignment Form.
(a)(1)(iii)*	Form of Notice of Withdrawal.
(a)(5)(i)	Press Release dated February 20, 2026 (incorporated herein by reference to the Schedule TO-C filed by Offeror Group on February 20, 2026).
(a)(5)(ii)	Social media content by Boaz Weinstein on X (incorporated herein by reference to the Schedule TO-C filed by Offeror Group on February 20, 2026).
(a)(5)(iii)*	Press Release dated March 6, 2026.
(a)(5)(iv)*	Internet Advertisements dated March 6, 2026
(a)(5)(v)*†	Consulting Agreement dated February 13, 2026.
107*	Filing Fee Exhibit.

____________

*        Filed herewith

†        Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Cox Capital General Partner, LLC
By:	/s/ John Cox
Name: John Cox
Title: Managing Member
Cox Capital Partners Special Situations Fund, LP
By:	/s/ John Cox
Name: John Cox
Title: Chief Investment Officer
Saba Capital Management, L.P.
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Chief Operating Officer
Saba Capital Tender SPV I, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person
Saba Capital Management GP, LLC
By:	/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Person

Dated: March 6, 2026